Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Businesswire

Spire Expands Machine Learning and AI Efforts to Improve Predictive Data Capabilities

Satellite-as-a-service company extends machine learning, neural network, and AI processing efforts, aiming to boost weather forecasting, advanced modeling

May 20, 2021 07:00 AM Eastern Daylight Time

VIENNA, Va. & RESTON, Va.—(BUSINESS WIRE)—Spire Global, Inc. (“Spire” or the “Company’) announced today significant breakthrough processing wins for the Company, having recently launched multiple novel computing platforms for artificial intelligence (“AI”) processing, including “Brain in Space”, an on-the-ground simulated testbed replicating Spire’s LEMUR 3U platform. The testbed includes multiple embedded edge AI/ML modules enabling users to test their own AI/machine learning (“ML”)-powered applications. Spire also revealed the use of a ML program called JUNO, which combines the results of multiple models into one prediction to boost its ensemble weather forecasting.

“We collect a vast amount of data each day from our global satellite constellation and other systems, so processing and leveraging that data efficiently is key. At our core, we are an Earth data analytics company that happens to gather our data from the ultimate vantage point—space,” said Spire CEO Peter Platzer. “We are combining several significant and complementary technologies to provide improved modeling across a range of applications and our proprietary data streams.”

With JUNO, Spire’s neural network compares numerous weather predictions with measurements and then implicitly determines how to rank each model’s results. Multiple weather variables and models are used to correct the forecasts’ biases, for instance, looking at the historical relationship between predicted and measured temperatures including how pressure, wind, humidity, and other conditions impacted the results.

“We want to provide customers with the most accurate models that we can, and their markets have different modeling needs and demands,” said Razvan Stefanescu, head of statistics and machine learning at Spire Weather. “These innovations help us deliver highly accurate, reliable and customized weather forecasts for that particular industry.”

Spire believes these AI solutions show potential in aiding multiple stages of its numerical weather prediction system, such as possibly helping with automated quality control, data assimilation and model errors, faster physics approximations, and improved optimizers, as well as assisting engineers and scientists with fine-tuning models.

With Spire’s Brain In Space simulated environment testbed, Spire and its customers are able to test how well AI/ML modules can support the development of advanced AI-enabled analytics and edge computing in space. Spire believes the testbed marks a step-change in the way small satellite constellations are operated and managed – paving the way for satellites to perform time-critical missions and make decisions autonomously, without increasing bandwidth and other precious on-board resources. Spire has already successfully demonstrated the use of ML capabilities in orbit using some of the modules on the testbed.

Spire’s systems improve as they receive more data, a positive feedback loop fueled by Spire’s more than 100 nanosatellites in orbit that gather observations around the world. These satellites already make radio occultation measurements, collecting detailed atmospheric data that can help reduce weather forecasting errors. As Spire launches more devices and capabilities, the constellation will produce more information, making efficient processing capabilities increasingly important.

About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. On March 1, 2021 Spire announced plans to go public through an anticipated business combination with NavSight Holdings, Inc. (NYSE: NSH), to be traded on the NYSE under the ticker symbol “SPIR.” To learn more, visit spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight intends has filed a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement is declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K/A filed on May 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations of accelerating Spire’s sales and marketing efforts, expectations of product development across Spire’s weather segment and the applicability of such products to Spire’s market, improvements to Spire’s products, including the accuracy of weather forecasting, the strengthening of Spire’s competitive advantage, the importance of weather forecasting to Spire’s target markets, the ability of Spire’s AI solutions and other products to improve weather prediction and achieve their other intended or anticipated purposes, the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed

Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s final prospectus filed on September 11, 2020 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Investor Contact:

Michael Bowen and Ryan Gardella

SpireIR@icrinc.com

Media Contact:

Phil Denning

SpirePR@icrinc.com

For NavSight Holdings, Inc.:

Investor Contact:

Jack Pearlstein

jack@navsight.com